Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2017	2016	2015	2014	2013

Earnings:
Income before income taxes	$185,736	$159,102	$135,216	$86,216	$75,325
Fixed charges, excluding preferred stock dividend requirement	40,147	27,640	19,238	13,095	12,504
Total earnings including fixed charges (a)	$225,883	$186,742	$154,454	$99,311	$87,829

Fixed charges:
Interest on deposits	$27,286	$19,248	$14,343	$9,638	$10,614
Interest on customer repurchase agreements and federal funds purchased	197	167	132	143	254
Interest on short-term borrowings	748	732	86	31	—
Interest on long-term borrowings deposits	11,916	7,493	4,677	3,283	1,636
Preferred stock dividend requirements (pre-tax)	—	—	965	976	907
Total fixed charges (b)	$40,147	$27,640	$20,203	$14,071	$13,411

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (a/b)	5.63	6.76	7.65	7.06	6.55

Earnings, excluding interest on deposits:
Total earnings including fixed charges	$225,883	$186,742	$154,454	$99,311	$87,829
Less interest on deposits	27,286	19,248	14,343	9,638	10,614
Total earnings excluding interest on deposits (c)	$198,597	$167,494	$140,111	$89,673	$77,215

Fixed charges, excluding interest on deposits:
Total fixed charges	$40,147	$27,640	$20,203	$14,071	$13,411
Less interest on deposits	27,286	19,248	14,343	9,638	10,614
Total fixed charges, excluding interest on deposits (d)	$12,861	$8,392	$5,860	$4,433	$2,797

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (c/d)	15.44	19.96	23.91	20.23	27.61